UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ASHFORD HOSPITALITY PRIME, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

818-930-0230

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,401,690
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,278,650
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,690
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.923% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Capital Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 286,517
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,517
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.01% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Lyle Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,401,690
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,278,650
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,690 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.923% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Daniel Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,401,690
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,278,650
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,690 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.923% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Joseph Malka
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,401,690
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,278,650
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,690 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.923% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons AHP Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 120,217
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.422% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Joel Aaronson (3)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,097
	8.	Shared Voting Power
	9.	Sole Dispositive Power 91,097
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,097
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.320% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 28,471,775 shares of Issuer’s common stock reported to be outstanding as of March 11, 2016, reporting persons may be deemed to have beneficial ownership of approximately 5.24% of the outstanding shares of Issuer's common stock.
(2)	Includes beneficial ownership as a managing member of Weisman Group.
(3)	Includes shares beneficially owned (i) by Mr. Aaronson individually, (ii) by his SEP IRA, and(iii) by a trust of which he is sole trustee.

Items 4 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by the Weisman Group (who collectively are referred to as the “Reporting Persons”), are hereby amended as follows:

Item 4. Purpose of Transaction

On June 7, 2016 the Weisman Group on behalf of the Reporting Persons sent a letter to Monty J. Bennett, chief executive officer ofAHP, which outlined a non-binding proposal to acquire the assets of AHP (the "Acquisition") for a total consideration of $1.48 billion (including refinancing of all existing AHP debt). As presented the proposal for the Acquisition would be subject to the following material conditions:

1.           Approval of the Acquisition by the unaffiliated shareholders of AHP holding a majority of the outstanding shares held by the unaffiliated shareholders;

2.           The absence of any injunction preventing the Acquisition;

3.           The approval of any applicable regulatory agencies whose approval is legally required to complete the Acquisition;

4.           The absence of a material adverse effect affecting AHP from the date of the definitive agreement for the Acquisition;

5.           Allocation of not more than $70 million of the cash consideration to the buy-out, termination and full satisfaction of the AHP Advisory Agreement with Ashford LLC;

6.           The sale of the Courtyard Seattle, reported currently to be under contract of sale, and the Courtyard Marriott Hotel in downtown San Francisco; and

7.           Such other reasonable conditions for transactions of this type as are customary and mutually agreed by the parties.

The terms and conditions of this letter of intent are intended to be a non-binding expression of the basic terms upon which Weisman Group proposes to continue further discussions with AHP regarding the Acquisition. Any binding agreement with respect to the Acquisition will be subject to, among other things, Weisman Group’s completion of its due diligence investigation of AHP, as well as the negotiation of a definitive agreement setting forth the terms and conditions of the Acquisition. Nothing contained in the letter obligates either the Weisman Group or AHP to continue discussions if commenced or otherwise to complete the Acquisition. The foregoing description is a summary of the letter qualified in its entirety by reference thereto as set forth on Exhibit 1 to this Report, which is incorporated into Item 4 by this reference.

Item 7. Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 1	Letter from the Weisman Group LLC to Monty J. Bennett, Chief Executive Officer of AHP dated June 7, 2016

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 7, 2016	/s/ Lyle Weisman[i]
Lyle Weisman Individually, as Manager of Weisman Group LLC, as Manager of Weisman Capital Group LLC

/s/ Daniel Weisman[1]
Daniel Weisman

/s/ Joseph Malka[1]
Joseph Malka

AHP Holdings LLC

By:	/s/ Michael Kest[1]
Michael Kest

/s/ Joel Aaronson[1]
Joel Aaronson

i By power of attorney pursuant to Joint Filing Agreement filed with Schedule 13D.

/s/ Lyle Weisman
Lyle Weisman, Attorney in Fact